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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)

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                    SHELTER PROPERTIES V LIMITED PARTNERSHIP
                           (Name of Subject Company)


                    SHELTER PROPERTIES V LIMITED PARTNERSHIP
                       (Name of Person Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

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                            WILLIAM H. JARRARD, JR.
                                   PRESIDENT
                          SHELTER REALTY V CORPORATION
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-2747
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)









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    This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Statement") originally filed with the Commission on July 21, 1998 by Shelter Properties V Limited Partnership, a
South Carolina limited partnership (the "Partnership"), relating to the tender offer by Cooper River Properties, L.L.C. (the "Purchaser") to purchase up to 19,500 of the outstanding units of limited partnership interest ("Units") in the Partnership, at a purchase price of $520 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer") attached as Exhibits (a)(1)
and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission by the Purchaser on July 21, 1998. Capitalized terms used but not defined herein have the meanings ascribed to them in the original Statement and the Offer to Purchase.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    On July 30, 1998, certain entities claiming to own limited partnership interests in certain limited partnerships (including the Partnership) whose general partners are affiliates of Insignia, IPT and the Purchaser (the "Affiliated General Partners") filed a complaint in the Superior Court of the State of California, County of Los Angeles (the "Los Angeles Complaint") against Insignia, the Subject Partnerships (defined below), the Affiliated General Partners (including the General Partner) and additional entities affiliated with several of the defendants. The action involves 44 real estate limited partnerships (each named as a defendant) in which the plaintiffs allegedly own interests and which Insignia affiliates allegedly manage or control (the "Subject Partnerships"). Plaintiffs allege that they have requested from, but have been denied by each of the Subject Partnerships, lists of their respective limited partners for the purpose of making tender offers to purchase up to 4.9% of the units of limited partnership interest in each of the Subject Partnerships. The Los Angeles Complaint also alleges that certain of the defendants made tender offers to purchase units of limited partnership interest in many of the Subject Partnerships, with the alleged result that plaintiffs have been deprived of the benefits they would have realized from ownership of the additional units. The plaintiffs assert eleven causes of action, including breach of contract, unfair business practices, and violations of the partnership statutes of the states in which the Subject Partnerships are organized. Plaintiffs seek compensatory, punitive and treble damages. Insignia was only recently served with the Los Angeles Complaint and has not yet responded to it. Insignia believes the claims to be without merit and intends to defend the action vigorously.



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                                   SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 1998


                                  SHELTER PROPERTIES V LIMITED PARTNERSHIP

                                  By:   SHELTER REALTY V CORPORATION,
                                        its General Partner


                                  By:    /s/ William H. Jarrard, Jr.
                                      --------------------------------
                                      William H. Jarrard, Jr.
                                      President



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